Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Fiscal Year Ended
	June 27,	June 25,	March 31,	March 30,	March 29,	March 28,	March 26,
	2003	2004	2000	2001	2002	2003	2004
	(Dollars in thousands)
Earnings:
Income (loss) from operations before income taxes and change in accounting principle	$1,335	$1,722	$63,621	$35,911	$30,926	$5,129	$(9,053)
Fixed charges	2,381	2,675	13,267	15,795	11,255	9,389	8,389

Earnings (deficit)	$3,716	$4,397	$76,888	$51,706	$42,181	$14,518	$(664)

Fixed Charges:
Interest incurred, whether expensed or capitalized	$1,691	$1,947	$10,245	$12,792	$8,377	$6,676	$5,566
Interest portion of rental expense	690	728	3,022	3,003	2,878	2,713	2,823

Fixed charges	$2,381	$2,675	$13,267	$15,795	$11,255	$9,389	$8,389

Ratio of earnings to fixed charges	1.56x	1.64x	5.80x	3.27x	3.75x	1.55x	— (1)

     (1) For fiscal year ended March 26, 2004, earnings were insufficient to cover fixed charges by $9,053.